UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*



                                 JTS CORPORATION
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                   4659401 04
                                 (CUSIP Number)

                             Emanuel J. Adler, Esq.
                              Tenzer Greenblatt LLP
                 405 Lexington Avenue, New York, New York 10174
                                 (212) 885-5000


            (Name, Address and Telephone Number of Person Authorized
                      to Receive Notice and Communications)

                                October 14, 1997
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 Pages

                                  SCHEDULE 13D

--------------------                                          ------------------
CUSIP NO. 4659401 04                                          Page 2 of 4 Pages
--------------------                                          ------------------


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          Amber Arbitrage LDC

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                        (b) |_|

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION


       Cayman Islands

--------------------------------------------------------------------------------
                     7         SOLE VOTING POWER

    NUMBER OF                     75,608,373
      SHARES       -------------------------------------------------------------
   BENEFICIALLY      8         SHARED VOTING POWER
     OWNED BY
       EACH                       30,000,016
    REPORTING      -------------------------------------------------------------
      PERSON         9         SOLE DISPOSITIVE POWER
       WITH
                                  75,608,373
                   -------------------------------------------------------------
                     10        SHARED DISPOSITIVE POWER

                                  -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         105,608,389
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                                 |_|



--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        47.7%1

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

              CO

--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

----------
1 Includes 30,000,016 shares for which the Reporting Person has shared voting power.

                                Page 2 of 5 Pages

     This Amendment No. 1 amends the Schedule 13D dated October 6, 1997 of Amber Arbitrage LDC ("Amber") with respect to the common stock, par value $.001 per share ("Common Stock"), issued by JTS Corporation (the "Corporation"). Except as modified hereby, there has been no change in the information previously reported in the Schedule 13D dated October 6, 1997 of Amber.

Item 5. Interest in Securities of the Issuer.

     (a)  - (b)

     According to the information provided to the Reporting Person by the Corporation, there were, as of September 26, 1997, 158,283,990 shares of Common Stock of the Corporation issued and outstanding.

     The Reporting Person has sole voting and dispositive power over 75,608,373 shares of Common Stock, comprised of (i) 12,312,600 shares of Common Stock owned of record by Pax Clearing Company Limited Partnership, the Reporting Person's clearing firm, (ii) 60,765,000 shares of Common Stock issuable upon the conversion of 12,153 shares of the Corporation's Series D Preferred Stock (the "Series D Shares"), and (iii) 2,530,773 shares of Common Stock issuable upon the conversion of that portion of the 10,705 Series D Shares of the Corporation remaining in escrow with Cooley Goodward LLP pursuant to an escrow agreement dated September 25, 1997, (the "Escrow") as more fully described in the Reporting Person's initial Statement on Schedule 13D dated September 25, 1997.

     The Reporting Person has the sole power to vote and dispose of all such securities.

     Pursuant to Rule 13d-1 promulgated under the Securities Exchange Act of 1934, as amended, the shares of Common Stock described in this Item 5(a) - (b) constitute 47.7% of the outstanding shares of Common Stock.

     (c) Since September 25, 1997 (the date of the event which required the Reporting Person to file its initial statement on Schedule 13D), Amber has disposed of 2,616,100 shares of Common Stock in over-the-counter market transactions on the American Stock Exchange, as follows:


                                                             Sale Price
                 Date                   Shares                Per Share
                 ----                   ------                ---------
               09/30/97                245,800                 $0.6250
               09/30/97                  2,400                 $0.6875
               10/01/97                103,600                 $0.6250
               10/01/97                  2,000                 $0.6875
               10/02/97                  8,000                 $0.6250
               10/02/97                101,000                 $0.6875


                                Page 3 of 5 Pages

                                                             Sale Price
                 Date                   Shares                Per Share
                 ----                   ------                ---------
               10/03/97                374,800                 $0.6250
               10/03/97                  3,600                 $0.6875
               10/06/97                222,700                 $0.6250
               10/06/97                  2,000                 $0.6875
               10/07/97                283,600                 $0.5625
               10/07/97                600,000                 $0.6250
               10/08/97                118,500                 $0.5625
               10/08/97                  1,000                 $0.6250
               10/09/97                  5,000                 $0.6250
               10/10/97                  2,000                 $0.6250
               10/13/97                  2,000                 $0.6250
               10/14/97                182,100                 $0.5625
               10/14/97                  6,000                 $0.6250
               10/15/97                 51,000                 $0.6250
               10/16/97                 60,000                 $0.6250
               10/17/97                 10,000                 $0.6250
               10/17/97                101,000                 $0.6575
               10/20/97                 55,000                 $0.6875
               10/21/97                 48,000                 $0.6875
               10/22/97                 23,000                 $0.6875
               10/24/97                  1,000                 $0.6875




     On October 6, 1997, the Reporting Person disposed of $80,000 principal amount of the 5.25% convertible subordinated debentures of the Corporation due April 29, 2002 in one transaction effected on the American Stock Exchange at an aggregate sale price of $29,600.

     On October 16 and 23, 1997, the Reporting Person authorized the release of $2,539,250 and $952,000, respectively from the Escrow and the Corporation authorized the release of 2,902 and 1,088 Series D Shares, respectively, from the Escrow, as more fully described in the Reporting Person's initial statement on Schedule 13D dated October 6, 1997.

     (d) The Reporting Person affirms that no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the securities owned by the Reporting Person.


                                Page 4 of 5 Pages

     (e) It is inapplicable for the purposes herein to state the date on which the Reporting Person ceased to be the owner of more than five percent of the Common Stock of the Corporation.




                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, Amber certifies that the information set forth in this statement is true, complete and correct.

Dated: November 7, 1997


                                    AMBER ARBITRAGE LDC

                                    BY: LISMORE MANAGEMENT LTD.


                                    By: /s/ Peter Anderson
                                       ---------------------------------
                                    Name:  Peter Anderson
                                    Title: Director



                                Page 5 of 5 Pages